

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

> **Re: Reborn Coffee, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2021**
> **File No. 333-261937**

Dear Mr. Kim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed December 30, 2021

Prospectus Summary
Our Company, page 1

1. Please balance your disclosure on page 2 of the nine months ended September 30, 2021 revenue with the nine months ended net loss and Adjusted EBITDA.

2. Reference is made to your disclosure of Adjusted EBITDA margin on page 2 and throughout the filing. When you present this non-GAAP measure, please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Our Growth, page 8

3. Please balance your disclosure in this section by also discussing your indebtedness, history of net losses, the going concern opinion issued by your auditor, and the negative impacts COVID-19 has and/or may continue to have on your operations.

4. We note several references throughout your filing indicating that "Reborn Coffee is in the early stages of rapid growth," you have a "highly efficient retail locations and kiosks," and your "brand experience has enabled strong growth and financial performance." Please provide your basis for these statements, or revise to characterize them as your own belief.

Specialty Beverages with a Focus on Innovation, page 9

5. Please disclose the measure by which you are a "leader" in the "Fourth Wave" premium coffee movement. For example, disclose whether you lead by sales, market share, or some other metric.

Our Growth Strategies, page 12

6. We note your disclosure that the "grocery market is another major channel through which we expect to access" and that you "are exploring discussions with a variety of retailers and expect to access these additional sales channels in early 2022." Please discuss any steps that you have taken, or plan to take in the near future to access the grocery market.

Risk Factors, page 20

7. It appears that your auditor intended to indicate that there is substantial doubt as to your ability to continue as a going concern. If true, please add a risk factor that addresses the risks associated with the going concern expressed by your independent registered public accounting firm.

8. Considering you have not yet executed any franchise agreements with any franchise partners, revise to remove your repeated references to your "future franchise partners."

Risks Related to Our Organizational Structure, this Offering and Ownership of Our Securities
"Our warrant agreement will designate the courts of the State of New York or the . . .", page 43

9. We note that the exclusive forum provision in your warrant agreement applies to claims arising under the Securities Act. Please revise your disclosure in this risk factor to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also state that this provision could increase a warrant holder's costs to bring a claim. As a related matter, please discuss this provision in your Description of Securities section.

General Risks

"Our amended and restated articles of incorporation that will be in effect prior to the closing of this offering . . .", page 48

10. With respect to the Delaware forum provision to be included in your amended and restated certificate of incorporation, please revise your disclosure here and in your Description of Securities section to clarify the forum(s) in which the provision will designate as the exclusive forum for certain litigation, including "any derivative claims." In this regard, your disclosure in this risk factor indicates that the Court of Chancery of the State of Delaware is the exclusive forum for such claims. However, your disclosure in the Description of Securities section on page 97 indicates "the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom" is the exclusive forum for such claims. In addition, your disclosure here and on page 97 is inconsistent as to the applicability of your Delaware forum provision to actions arising under the Securities Act. As a related matter, please enhance your risk factor disclosure to highlight the risks that the federal forum provision may increase investors' costs to bring a claim and may discourage claims.

Use of Proceeds, page 53

11. We note your disclosures on page 62 under Liquidity and Capital Resources regarding your plans for using the offering proceeds as well as your disclosure on page 73 that if you raise 100% of the potential proceeds from this offering, you could set up a combination of 300 new kiosks and cafes. Please revise your Use of Proceeds disclosure as appropriate to disclose any such specific plans and to indicate the approximate amount of proceeds intended to be used for each purpose. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 62

12. Reference is made to your disclosure on page 73 that if capital doesn't become available from the proceeds of this offering or other sources, you anticipate monthly revenue of $180,000 and monthly expenses of approximately $120,000 in the next few months and, thus, with available cash on hand and positive cash flows from current operations will be able to continue operations for 12 months. Please revise your disclosure to substantiate the basis for your expectation of positive cash flows from current operations given your history of generating significant operating cash flow deficits.

13. We note your risk factor disclosure on page 39 that you will be "dependent upon the financial results and cash flows of Reborn Global and Reborn Franchise." Please revise your disclosure here and elsewhere as appropriate to include a materially

complete description of the limitations and restrictions on the ability of your subsidiaries to make distributions to you and of their potential impact on your liquidity. Please also add disclosure stating how you intend to fund your obligations, if distributions from your subsidiaries are insufficient to meet such obligations.

14.   You disclose that cash and cash equivalents "will be sufficient to carry on our operations of preparing to build our factory." In the preceding paragraph, you also discuss your new production and distribution centers. Please expand your disclosure to provide additional detail about these plans and how you intend to finance them.

Impact of COVID-19, page 63

15.   Revise to clarify how COVID-19 impacted your business in 2020 and 2021, and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that your net loss was significantly higher in fiscal 2020 "as a result of closures and reduced customer traffic as a result of the pandemic," and the government assistance you have received as a result of the pandemic in the form of PPP loans and the EIDP Loan. We also note the announcement on your website indicating that you had to raise your prices beginning Jan 3, 2022, which you appear to have attributed to the impacts you have experienced and/or continue to experience from the pandemic. Lastly, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-term financial condition. As applicable, please make conforming changes to the disclosure in your Risk Factors. For guidance, please refer to Item 303(a) of Regulation S-K, Release No. 33-8350, and the Division of Corporation Finance's Disclosure Guidance: Topic Nos. 9 and 9A, which is available on our website.

Key Performance Indicators and Non-GAAP Financial Measures, page 63

16.   Please consolidate the non-GAAP disclosures provided on page 59 with the non-GAAP disclosures provided in this section instead of providing mostly redundant and partly incomplete disclosure in both places. You should cross reference the complete non-GAAP disclosures each place where the non-GAAP measures are presented throughout the document. Please also review for accuracy the amounts disclosed in your non-GAAP reconciliation tables as we note that certain of the amounts presented in the tables on pages 59 and 64 are inconsistent by a material amount.

17.   We note you present restaurant-level contribution and restaurant-level contribution margin as non-GAAP measures that are similar to gross profit and gross margin, except they exclude store-related depreciation expense. Therefore, it appears that a fully-burdened gross profit and gross margin are the most comparable GAAP measures. Throughout your filing, when referencing restaurant-level contribution and restaurant-level contribution margin, please disclose in equal or greater prominence a fully burdened gross profit and gross margin prepared in accordance with GAAP. Additionally, when reconciling to these non-GAAP measures, please reconcile from a fully-burdened gross profit. Finally, it

appears you refer to restaurant-level contribution and restaurant-level contribution margin as "shop-level contribution" and "location-level contribution" and related margin elsewhere in the document. Please revise your terminology for consistency.

18. Please tell us why you are adjusting Average Unit Volumes to annualize sales for locations that were not open for the entire fiscal year, rather than computing it using a defined comparable restaurant base – such as all stores opened for the entire year. As currently disclosed, this metric does not appear to be based on actual results and, thus, may be inappropriate for disclosure. In addition, we note you disclose this metric multiple times in the prospectus before defining what the metric represents. Please define the metric and explain how it is computed the first time it is disclosed, or provide an appropriate cross reference to such disclosure.

19. Please clarify your disclosure regarding how comparable location sales growth is computed, and in particular how the comparable location base is determined. If comparable locations include stores open for less than the full current period and the full prior year period, other than in the case of renovations, please tell us in detail the basis for your presentation. Your current disclosure on page 19 that comparable location sales growth represents the change in year-over-year sales for locations open for at least 3 months prior to the start of the accounting period is confusing in this regard. Also, it appears you refer to this metric as "combined average monthly sales" and "comparable restaurant sales growth" elsewhere in the document. Please revise your terminology for consistency.

20. On page 60 you disclose that Adjusted EBITDA, Shop-level Contribution and Shop-level Contribution margin do not reflect pre-opening rent expense, pre-opening costs and non-cash rent expense. However, we don't see any adjustments for these items in the reconciliations to the comparable GAAP measures. Please tell us how these expenses are reflected in the reconciliations.

Comparable Restaurant Sales Growth, page 65

21. Please explain how you use the metric "comparable restaurant sales growth" or, if you mean to refer to "comparable location sales growth," as you reference elsewhere. Please revise for consistency.

Results of Operations, page 67

22. Please be sure to discuss each significant period to period change in your results of operations; for example, we would expect a discussion of the loss on extinguishment of debt during the nine months ended September 30, 2021.

23. Reference is made to your discussion of occupancy expenses, stores on page 70. Please disclose why the expenses decreased despite the opening of one new location in the fourth quarter of 2019.

24. Please amend the disclosure in your results of operations discussion to explain the factors

underlying changes in line items between each of the financial periods presented. See Item 303(b) of Regulation S-K. Where COVID-19 had a material impact on your operating results, please discuss and quantify this impact as appropriate.

Credit Facilities, page 74

25. Please update your disclosure in this section to indicate the status of your EIDL Loan, including the amount outstanding under the loan as of September 30, 2021, or a more current date, as applicable. Please also elaborate on your use of the term "TNB's business" here or elsewhere as appropriate.

Select Supplementary Quarterly Data, page 77

26. Please review the subtotals and totals in the table for mathematical accuracy as it appears there are material computational errors.

Business, page 78

27. We note your disclosure on page F-11 indicates that, "For the years ending December 31, 2020 and 2019, three vendors accounted for 42% and 57% of the Company's bean coffee purchases." Please revise your disclosure in this section to describe your relationship with these venders, including the material terms of any agreements you have with such vendors. If any of these vendors are your principal suppliers, please also ensure you revise to provide the names of such vendors, as required by Item 101(h)(4)(v) of Regulation S-K. Consider appropriate risk factor disclosure about your dependence upon these suppliers. Further, if your business is substantially dependent upon any agreements you have with these vendors, please file any such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Our Retail Locations, page 79

28. Revise to consistently state the number of corporate-owned locations you intend to open in 2022, as you alternatively provide goals of 40 or 47 locations. In doing so, revise to explain how you intend to execute on these plans, including identification of future locations and financing plans, considering this is an increase from the historical number of locations you have opened over the past two years.

Operations
Point-of-Sale Systems, page 83

29. To the extent your business operations are materially dependent on any third-party providers, including Square, please disclose the material terms of any agreements you have with these third-parties. Also, please file any such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Management
Non-Employee Directors, page 85

30.   We note that the biographical descriptions for Mr. Arjomand, Mr. Egidi, and Ms. Goh are unclear with regard to the most recent five years of business experience, particularly with respect to the relevant dates of employment. Please revise their biographical descriptions to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please refer to Item 401(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

31.   Your auditor's report does not comply with the communication requirements in AS 3101.14 as it relates to the critical audit matter identified in their report. In addition, the scope paragraph of the auditor's report refers to financial statement schedules which do not appear to be provided. Please provide a revised auditor's report.

32.   In revising their audit report, your auditors should also consider whether an explanatory paragraph about the company's ability to continue as a going concern is warranted in light of the company's disclosures in footnote 2. In this regard, please note that critical audit matters are not a substitute for required explanatory language. Even if the auditor has concluded management's plans alleviate the substantial doubt, the auditor should still consider the need for an explanatory paragraph. Refer to paragraph 11 of AS 2415.

Consolidated Financial Statements for Fiscal Years Ended December 31, 2020 and December 31, 2019
Consolidated Statements of Operations, page F-4

33.   We note certain of the terminology/captions used for operating costs and expenses as well as the order in which these expenses are presented differs between your financial statements and other sections of the document such as Summary Historical Consolidated Financial and Other Data, Selected Historical Consolidated Financial and Other Data, and Results of Operations in MD&A. For example, there are expenses captioned "payroll and benefits" and "rent-stores" on the statements of operations, but these same expenses are captioned "labor" and "occupancy costs-stores" and presented in a different order elsewhere in the document. Please revise for consistency.

Consolidated Statements of Shareholders' Deficit, page F-5

34.   Reference is made to the line item reflecting the conversion of debt into common stock during 2020. Please provide financial statement disclosure regarding the terms of the conversion[s] and your accounting for the transaction[s]. Refer to ASC 470.

Notes to Consolidated Financial Statements Fiscal Years ended December 31, 2020 and December 31, 2019
2. Summary of Significant Accounting Policies, page F-7

35.　Please disclose the nature of all costs included in product, food and drink costs – stores and cost of sales – wholesale and online. If this line item includes other expenses such as shipping and handling, your current caption may not be completely accurate/appropriate.

Going Concern, page F-7

36.　We note your disclosure here and on page F-28 that substantial doubt has been raised about your ability to continue as a going concern. Please revise your disclosure to clarify whether management has concluded the substantial doubt is alleviated by management's plans or whether substantial doubt continues to exist. Refer to ASC 205-40-50-12 through 13.

Revenue Recognition, page F-8

37.　Please disclose your accounting policies for customer loyalty program as well as giveaways and other promotions offered to customers.

General and Administrative Expense, page F-9

38.　Please revise your disclosure to clarify the nature of the costs included in general and administrative expense as your current disclosure is unclear in terms of which store-related expenses and corporate headquarters' expenses are included in this line item.

Pre-opening Costs, page F-9

39.　Please review your accounting policy disclosure for clerical issues and accuracy and revise accordingly.

Shipping and Handling Costs, page F-9

40.　Please revise your disclosure to address the classification of both inbound and outbound shipping and handling costs.

Shareholders' Deficit, page F-22

41.　Please review for accuracy your disclosure regarding the number of Class A and Class B common shares subscribed, as the amounts disclosed do not appear to be consistent with the Consolidated Statements of Shareholders' Deficit.

Unaudited Condensed Consolidated Financial Statements for the Nine Months ended September 30, 2021, page F-24

42.　Reference is made to the stock compensation line items on the Statements of Cash Flows and the Statements of Stockholders' Equity (Deficit). Please refer to ASC 270 which requires disclosure of significant changes since the last annual reporting period and tell us your consideration of providing the disclosures required by ASC 718 with respect to these transactions.

43. Reference is made to the proceeds from issuance of common stock line item in your nine months ended September 20, 2021 Statement of Cash Flows. Please tell us how this amount agrees to the Statement of Stockholders' Equity (Deficit).

General

44. It appears that you were ineligible to file the Form 1-Z filed on December 21, 2021 under Rule 257(d)(4)(i) and (ii) of Regulation A. Please withdraw the Form 1-Z by filing an amended Form 1-Z that states as much. Note that you have a duty to file reports under Rule 257(b) of Regulation A until you are eligible to file a Form 1-Z.

45. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel at 202-551-3823 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Ogurick